UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
____________________

For the month of May 2005

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

1/4

     On May 10, 2005, Veolia Environnement issued two press releases, which are attached hereto as Exhibits 99.1 and 99.2. It also made a slide presentation available to investors, which is attached hereto as Exhibit 99.3. These documents are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release dated May 10, 2005, containing financial statements for 2004 prepared under International Financial Reporting Standards (IFRS).
Exhibit 99.2	Press Release dated May 10, 2005, announcing first quarter results.
Exhibit 99.3	Presentation for investors announcing the main impacts of IFRS on the Fiscal Year 2004 results.

2/4

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2005

VEOLIA ENVIRONNEMENT By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior Executive President and Chief Financial Officer

3/4

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release dated May 10, 2005, containing financial statements for 2004 prepared under International Financial Reporting Standards (IFRS).
Exhibit 99.2	Press Release dated May 10, 2005, announcing first quarter results.
Exhibit 99.3	Presentation for investors announcing the main impacts of IFRS on the Fiscal Year 2004 results.

4/4

4